UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53263P 105

(CUSIP Number)

Fund Management Group LLC

110 Brickell Avenue
South Tower, 8th Floor
Miami, Florida 33131
(786) 615-4166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 53263P 105	13D	Page 1 of 6 Pages

1	NAME OF REPORTING PERSONS Fund Management Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 348,280(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 348,280 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,280 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 150,000 shares of Common Stock underlying exercisable warrants.
(2)	Based on 7,688,958 shares of Common Stock reported by the Issuer as outstanding as of November 13, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

CUSIP No. 53263P 105	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS FEA Pratt Family Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,757
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,757
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 7,688,958 shares of Common Stock reported by the Issuer as outstanding as of November 13, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

CUSIP No. 53263P 105	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Gordon G. Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,398(1)
	8	SHARED VOTING POWER 447,037(2)(3)
	9	SOLE DISPOSITIVE POWER 16,398 (1)
	10	SHARED DISPOSITIVE POWER 447,037 (2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,435(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 3,200 shares potentially issuable upon the vesting of restricted stock units within 60 days of the date of this Schedule 13D.

(2)	The reporting person disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein, and the inclusion of these shares in this schedule shall not be deemed to be an admission of beneficial ownership of all of the reported shares for purposes of Section 13 or for any other purpose.
(3)	Includes 150,000 shares of Common Stock underlying exercisable warrants.
(4)	Based on 7,688,958 shares of Common Stock reported by the Issuer as outstanding as of November 13, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

CUSIP No. 53263P 105	13D	Page 4 of 6 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (“Common Stock”) of Limbach Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1251 Waterfront Place, Suite 201, Pittsburgh, Pennsylvania 15222.

Item 2. Identity and Background

(a)	Name of Person filing this Statement:

This Statement is being filed by FEA Pratt Family Holdings LLC (“PFH”), Fund Management Group LLC (“FMG”) and Gordon G. Pratt (together, the “Reporting Persons”).

(b)	Residence or Business Address:

The Reporting Persons’ business address is 1101 Brickell Avenue, South Tower, 8th Floor, Miami, Florida, 333131.

(c)	Present Principal Occupation and Employment:

FMG is a privately held investment and holding company that invests in insurance-focused companies. Mr. Pratt serves as the Chairman of the Board of Directors of the Issuer and is the managing member and controlling equity holder of FMG.  PFH is a privately held family holding company.  Mr. Pratt is the sole manager and controlling equity holder of PFH.

(d)	Criminal Convictions:

None of the Reporting Persons has been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e)	Civil Proceedings:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	Citizenship:

PFH is a Florida limited liability company.  FMG is a Connecticut limited liability company.  Mr. Pratt is a United States citizen.

Item 3. Source and Amount of Funds and Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of the Transaction.

On October 2, 2019, 1347 Investors LLC (“1347 Investors”) entered into a Distribution and Redemption Agreement (the “Distribution Agreement”) with each of the members of 1347 Investors listed on the signature page thereto (each, a “Member”). Each of PFH and FMG is a Member of 1347 Investors.

CUSIP No. 53263P 105	13D	Page 5 of 6 Pages

On November 19, 2019, the transactions contemplated by the Distribution Agreement were completed, including the distribution and transfer by 1347 Investors to the Members party to the Distribution Agreement of an aggregate of 1,236,344 shares of Common Stock and an aggregate of 500,000 warrants exercisable to purchase one share of Common Stock at an exercise price of $15.00 per share, subject to adjustment, in accordance with the distribution schedule attached to the Distribution Agreement. Pursuant to the Distribution Agreement, 1347 Investors distributed to FMG 193,280 shares of Common Stock and 100,000 warrants exercisable to purchase one share of Common Stock at an exercise price of $15.00 per share, and distributed to PFH 98,757 shares of Common Stock, subject to adjustment, in accordance with the distribution schedule attached to the Distribution Agreement

Communications

As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with other members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’s board of directors to create stockholder value.

Plans or Proposals

As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with other members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’s board of directors to create stockholder value.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference. The shares of Common Stock deemed to be beneficially owned by FDG includes the 150,000 shares of Common Stock which would be issued upon exercise of the Warrants and, in the case of Mr. Pratt, 3,200 shares of Common Stock that would be issued upon vesting of the restricted stock units held by him.

(c) Except as described in Item 4, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description

99.1	Agreement regarding filing of joint Schedule 13D.
99.2	Power of Attorney of FMG regarding Schedule 13D filings.
99.3	Power of Attorney of Gordon G. Pratt regarding Schedule 13D filings.
99.4	Power of Attorney of FEA Pratt Family Holdings LLC regarding Schedule 13D filings.

CUSIP No. 53263P 105	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 29, 2019

FUND MANAGEMENT GROUP LLC

By:	/s/ Gordon G. Pratt*
Name: Gordon G. Pratt
Title: Managing Member

GORDON G. PRATT

By:	/s/ Gordon G. Pratt*
Gordon G. Pratt

FEA PRATT FAMILY HOLDINGS LLC

By:	/s/ Gordon G. Pratt*
Name: Gordon G. Pratt
Title: Sole Manager

*By:	/s/ Jeremiah G. Garvey
Name: Jeremiah G. Garvey
Attorney-in-Fact